Filed Pursuant to Rule 433

Registration No. 333-126811

Lee Kranefuss interview on CNBC:

Date	June 08, 2006
Time	09:00 AM - 10:00 AM
Station	CNBC
Location	Network
Program	Squawk On The Street

MARK HAINES, co-anchor: Fresh off helping to ring the opening bell to celebrate the listing his firm’s first two iPathSM Exchange Traded Notes, Lee Kranefuss, CEO of Barclays Global Investors, Global Index and Markets Group.

Good morning. Good to see you.

Mr. LEE KRANEFUSS (CEO, Barclays): Good to be here. Thanks.

HAINES: All right. What are these things?

Mr. LEE KRANEFUSS: Well, Exchange Traded Notes are a way for investors to access markets all day long in any brokerage account. Today we’re launching two iPath notes. One based on the Goldman Sachs Commodity Index, a basket of commodities; the other based off the Dow Jones AIG Commodity Index. So starting today, any brokerage accounting investors can access either of those indexes, get exposure to it, trade a brokerage account by buying and selling them like any other stock.

HAINES: OK. So—all right. I’m glad we got to this because I find the term a little confusing. When I hear the word ‘note’ I think debt.

Mr. KRANEFUSS: You think debt. Exchange Traded Note is a—technically a debt instrument. Instead of paying interest as a debt instrument normally would, this pays off against the index. So in the case of the two today, the Goldman Sachs and Dow Jones AIG Commodity Index, simply put, when you buy it what you’re going to get is the return of that index through the purchase of it.

HAINES: I’m sorry. Go back again. Which of the two indices here?

Mr. KRANEFUSS: The two indices today are the Goldman Sachs Commodity Index...

HAINES: Right.

Mr. KRANEFUSS: ...and the Dow Jones AIG Commodity Index. Both are a broad basket.

HAINES: Two commodity indexes.

Mr. KRANEFUSS: Two different commodity indexes. A lot of interest in commodities on part of investors to diversify their portfolios. It’s a way to get that diversification.

ERIN BURNETT, co-anchor:

So what’s the difference—and to Mark’s point because note I thought debt as well—what’s the difference between this ETN method of investing in commodities versus an ETF?

Mr. KRANEFUSS: An ETF, which we are the leader in through our iShares brand, is a slightly different structure. What they have in common is through any brokerage account listed here at the exchange, you can get exposure against an index or a basket of securities. They differ in their technical structure and people can learn more about that at our Web site, ipathetn.com, but you’re going to get the return of the index, in this case a commodity index, if you buy or sell or if you hold the ETF—the ETN it’ll bring out to debt.

BURNETT: So if you pick one versus the other, I mean, does it come down to someone’s preferential tax bracket? I mean is that why you would choose one structure versus another?

Mr. KRANEFUSS: In the long run there might be tradeoffs like that. The reality is today the only way to get access to a broad basket of commodities through an index like this is through an ETN. So they’re complimentary. This gets access to parts of the market that you can’t get at with ETfs or also from any other provider.

HAINES: OK. We—obviously we could have technical questions about this all day long. Who was this designed for? What’s the customer base that you’re looking for?

Mr. KRANEFUSS: This was designed for the individual investor who wants to be able to get some diversification in their portfolio by accessing commodities markets. A lot of interest in commodities markets. A lot of research to show that many commodities markets are not correlated very heavily with the stock market or to some degree the bond market.

HAINES: By definition if we’re talking about a very broad commodity index, it’s likely to be not volatile. It’s likely to be rather sluggish, isn’t it?

Mr. KRANEFUSS: Well there are different reasons for buying different parts of the commodity market. With our product line, we’re primarily dealing with buy-and-hold investors who want to be able to get a good diversified portfolio, and what they mostly need in that case as their first entering commodities is a broad basket. We also offer through our iShares line access to gold and silver for people who want access those specific commodities.

HAINES: Right.

Mr. KRANEFUSS: This is the first time people can buy a broad basket of commodities as a portfolio building block through the iPath ETN.

HAINES: This basket, if I understand those indices correctly, covers from gold to coffee, does it not?

Mr. KRANEFOSS: That’s right. You’re buying a broad spectrum of commodities including energy as well.

HAINES: Including energy as well.

BURNETT: So is this—I wanted to just ask you one more thing. First of all, is this the first thing of its type? Secondly, when you’re talking all about commodities, are you going to roll this out to other indices as well?

HAINES: Yeah. This is a great question. This is the starting point for us because we wanted to be able to bring out a broad portfolio building block and we brought out the two today. Over time, we would hope to bring out more ETNs of this structure that might target more specific areas of commodity markets; it might target other markets as well. So it’s the beginning of a long process of probably building out many more and today people can get broad commodity exposure using our iPath ETN.

HAINES: All right, we have to leave it there, Lee. Thank you very much. Appreciate it.

Mr. KRANEFUSS: Thank you, Mark.

HAIENS: Lee Kranefuss, he is with Barclays Global Investors.

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